Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2026 Alchemy Investments Acquisition Corp 1
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Alchemy Investments Acquisition Corp 1 effective at the opening of the trading session on July 20, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.The Company was notified of the Staff determination on May 7, 2026.
The Company did not appeal Staff's Delist Determination Letter.
The Company securities were suspended on May 14, 2026. The
Staff determination to delist the Company securities became final on May 14, 2026.